MAGFAST LLC

MAGFAST

Annual Report
2023

Annual Report 2023

Throughout this document, mentions of MAGFAST refer to MAGFAST LLC (the "Company"), an LLC formed on 10/03/2017 in Delaware. The Company's physical address is 1 Grandview Ave, Cornwall on Hudson, NY 12520.

You may contact the Company by emailing investors@MAGFAST.com. This annual report is posted on the Company's website, MAGFAST.com. The Company may provide additional, occasional updates to investors via Netcapital.com.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

MAGFAST LLC ("MAGFAST") is an LLC formed on 10/03/2017, in Delaware. The Company's physical address is 1 Grandview Ave, Cornwall on Hudson, NY 12520. The Company's website may be accessed at MAGFAST.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Seymour Segnit

Board positions with MAGFAST

Dates	Position	Principal Occupation
10/03/2017 - Present	Director	

Positions with MAGFAST

Dates	Position	Responsibilities

10/03/2017 - Present	CEO & Founder	Chief Executive Officer

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
3/18/2010 – Present	Mischievous LLC	Managing Member

Amy Rau Segnit

Board positions with MAGFAST

Dates	Position	Principal Occupation
10/03/2017 – Present	Director	

Positions with MAGFAST

Dates	Position	Responsibilities
10/03/2017 – Present	Co-Founder & Secretary	Secretary

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
03/18/2010 - Present	Mischievous LLC	Managing Member

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Mischievous LLC, a New York limited liability company ("Mischievous"), is the sole manager of the issuer. Amy Rau Segnit and Seymour Segnit are the controlling member managers of Mischievous, own 1,487,588 shares of COMMON UNITS, representing a voting power of 100%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d)).

MAGFAST, LLC, a Delaware limited liability company, is a consumer-electronics company engaged in the business of developing, manufacturing, selling, and distributing a family of magnetic charging devices, principally for use with mobile devices such as smartphones, readers, and tablets.

The Company's primary activities are product design and online marketing, and our products include advanced wireless-magnetic chargers, silky strong charging cables, and charging-enabled smart luggage.

Our core values and beliefs are to build and cherish strong bonds, choose to delight, share our passion, consider all implications, and embrace every challenge.

MAGFAST products are designed to fulfill a specific need. To date, the vast majority of our customers have pre-ordered kits, either our Pro Kit bundle of six chargers, our Hello Kit bundle of three chargers, or our premium Lux charging cable. We launched Heathrow, a new range of high-end charging-integrated luggage, at the end of March 2023. We plan to continue work on our charging products and to expand the range of charging cables and smart luggage.

5. How many employees does the Company currently have? (§ 227.201(e))

MAGFAST LLC currently has 2 employees.

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

1. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

2. The failure to attract and retain key employees could hurt our business, and our management does not have extensive experience in the operation of businesses such as ours. Our success also depends upon our ability to attract and retain numerous highly qualified employees. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success.

3. We are highly dependent on the services of our CEO and founder. Our future business and results of operations depend in significant part upon the continued contributions of this individual. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

4. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

5. Intense competition in the markets in which we compete could prevent us from generating or sustaining revenue growth and generating or maintaining profitability. Our business sector is competitive, and we expect it to become increasingly competitive in the future as more startups enter the industry. We may also face competition from large companies, any of which might have more capital than we have and launch its own business that competes with us.

6. You might lose your money: We believe MAGFAST will be very successful and that investors will earn a good return on their investment. However, there is no guarantee. Any number of things could go wrong, including (but not limited to) the things described below. You shouldn't invest unless you can afford to lose all your investment.

7. MAGFAST is a startup: Although the principals of MAGFAST have experience with other companies and similar products, MAGFAST itself was formed only recently and should be viewed as a start-up enterprise. Investing in early-stage companies is not like investing in mature, publicly-traded companies with professional management and predictable cash flows. Like most startups, we face significant challenges turning our business plans into a sustainable business, including understanding the marketplace and accurately identifying opportunities for growth, developing our products in a changing marketplace, anticipating consumer preferences, developing our brand identity, responding effectively

to the products of competitors, attracting, retaining, and motivating qualified executives and personnel, implementing business systems and processes, including technology systems, raising capital, controlling costs, managing growth, and expansion, Implementing adequate accounting and financial systems and controls, dealing with adverse changes in economic conditions.

8. Competition: MAGFAST has many competitors, large and small. Moreover, many of our competitors have significantly greater resources and/or better competitive positions in certain product segments, geographic regions, or customer demographics. Among other things, our competitors might develop products that are comparable or superior to ours, undertake more far-reaching and successful product development efforts or marketing campaigns, adopt more aggressive pricing policies, respond more effectively to new or emerging technologies, or use strong or dominant positions in one or more other markets to gain a competitive advantage in our market.

9. Unreliable Revenue Projections: Any estimate of our revenue will be by nature unreliable, given all of the uncertainties of our business. We have no way of knowing with certainty how much revenue we will generate, or even whether we will generate revenue at all.

10. Distribution Channels: Building a better mousetrap is not enough. Although we believe our products are superior to the products of our competitors, we must be able to get our products into mass-market distribution channels, like major retail stores. Although the Internet does allow us to reach consumers directly, we might need to get into traditional distribution channels to achieve success and there is no guarantee that we will be able to do so, particularly if we are offering only one set of products.

11. Risks of Manufacturing: Manufacturing products like ours is highly challenging, and there is no guarantee that we will be successful. Among the many challenges of manufacturing: Our products must be manufactured to very close tolerances. Defects in the products would damage our reputation and our business. We could face shortages in parts and raw materials. Our power banks are manufactured using rechargeable cells purchased from other suppliers. As with competing products, if there are defects in the manufacturing of these cells it could result in shipping an unsafe product with widespread repercussions. Even if we can manufacture products in low volume, we might not be able to scale, we might need to re-design our products on short notice, we could become involved in labor disputes, and the costs of manufacturing could suddenly increase. If our current manufacturers cannot meet our requirements, there is a chance we might have to engage new manufacturing partners for our products. In this case, some or all of the development or tooling work for our products might have to be replicated at our cost.

12. Third-Party Manufacturer: MAGFAST contracts with third parties to manufacture its products. If our third-party manufacturers became unable to build our products, whether due to natural disasters, other force majeure event, or its own financial difficulties, or if it were unable to meet our growing production demands or changing production specifications in a timely manner, this could delay product delivery and therefore MAGFAST's ability to grow its revenues as anticipated. In some cases, MAGFAST could be

required to locate a new manufacturer, which could interrupt production for a significant period of time, damaging our business.

13. Functionality: If our products do not function as consumers expect them to, it would damage our business, and because the functionality of a product involves both objective and subjective elements (does the product charge my device vs. how does the product feel in my hand), it is very difficult to know in advance whether we will meet expectations.

14. Product Defects: If our products contain defects, at a minimum our reputation could be harmed and our revenue decreased. If the defects are extensive and serious enough, they could even put us out of business. Our third-party manufacturer will have in place quality controls to detect defects, but these controls still are subject to human error.

15. Product Liability Claims and Recalls: MAGFAST manufactures products that create exposure to product liability claims and litigation, such as claims for personal injuries and property damage, e.g. fire. The costs associated with defending product liability claims could be substantial, and MAGFAST could be liable for and subject to damages awards to third parties as a result. MAGFAST's products could be subject to recalls, including recalls issued by the Consumer Product Safety Commission or other regulatory bodies. MAGFAST may be required to recall, repair or replace products if those products are found not to be in compliance with applicable standards or regulations, which could be extremely expensive and require substantial time and resources. In addition, product liability claims and recalls could adversely impact MAGFAST's reputation, regardless of the merits of the underlying claims or of the matters giving rise to a recall.

16. Reliance on Single Product Line: For the foreseeable future, we expect virtually all of MAGFAST's revenues to be derived from one product line. Relying so heavily on one product line creates a number of risks, including the greater difficulty of getting into distribution channels, greater exposure to competition, higher per-item costs (manufacturing costs, marketing costs, general overhead, etc.), and less pricing leverage.

17. Changes in Technology: We are in the technology business, and changes in the underlying technology associated with charging mobile devices could have an immediate and devastating impact on our business. For example, if Apple and Samsung announced devices that could be charged through the air, without cords or magnets, our business would probably be hurt very significantly. There is simply no way to predict changes in technology.

18. We Might Change Our Business Plans: Depending on the circumstances, we might change our business plans and strategies. We will neither need nor seek the consent of investors to change our plans.

19. Need for New Products: The success of MAGFAST might depend on our ability to develop new and better products, with more features that consumers want. While MAGFAST has a number of product development strategies in place, there is no guarantee that we will be successful in doing so. If MAGFAST is unable to develop new products, it could reduce the amount paid to investors.

20. Unpredictable Operating Costs: Our operating costs are unpredictable and in many cases beyond our control. If operating costs rose too high or too quickly, it could threaten our ability to remain in business.

21. Our Revenues Might be Limited by Marketing Budget: The more we spend on marketing, the more revenue we expect to generate. However, we do not have an unlimited marketing budget. If we are unable to produce sales quickly and/or raise more capital, our marketing efforts could be hamstrung and our revenues suffer accordingly.

22. Dual Purposes: MAGFAST has a public benefit purpose as well as a commercial purpose. It is very possible that as a result of pursuing its public benefit purpose, the Company could generate lower revenues, and thus a lower return to investors, than if it were focused only on producing profits.

23. Changes in Laws Could Affect the Business: Our business could be affected adversely by changes in the law - for example, by a law that imposes new safety requirements on our products, or a law that makes our products harder to sell.

24. Consumers Don't Need Our Products: Apple, Samsung, and other manufacturers may include charging cables with their phones and other mobile devices. As a result, consumers don't really need our products. They will buy our products only if they see enough added value.

25. Target Market: The market for MAGFAST's products may not be as large as MAGFAST believes or anticipates, and may fail to develop and grow as anticipated by MAGFAST or fail to grow at all.

26. Economic Conditions Could Affect Our Business: MAGFAST sells products that are not necessities like food or shelter, but luxuries. As a result, MAGFAST could be adversely affected by a deterioration in economic conditions, as consumers choose or are forced to spend less on premium goods.

27. Need for Additional Capital: MAGFAST might need more money in the future to fund new product development, expand its operations, buy property and equipment, finance inventory, hire new team members, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no guarantee that MAGFAST will be able to raise all of the funds required to operate and maintain its business. If additional funds are needed and MAGFAST cannot obtain such funds, our business might fail and investors could lose some or all of their investment.

28. We Don't Own the Intellectual Property: MAGFAST itself doesn't own the intellectual property upon which our business is based. Instead, the intellectual property is owned by the founder of MAGFAST,

Seymour Segnit, and his wife, Amy Rau Segnit. MAGFAST has the exclusive right to use the intellectual property in its business by contract, but Mr. and Ms. Segnit have the right to terminate the contract should MAGFAST fail to meet minimum performance criteria. In that event MAGFAST would no longer be able to conduct its business.

29. Patents and Intellectual Property Rights: MAGFAST believes that the intellectual property will provide a significant competitive advantage, but there is no guarantee this will prove to be the case. For example, competitors could come up with alternatives to our products that do not involve the use of our patents. Alternatively, a competitor could challenge the validity of our patents in court and a court could find that they are invalid. Defending the validity of a patent in legal proceedings can be prohibitively expensive and could require MAGFAST to devote substantial time and resources. A competitor with deep pockets could use a patent claim - even one without merit - to effectively invalidate our patents.

30. Intellectual Property Infringement: MAGFAST could be subject to claims from third parties that MAGFAST has infringed on their intellectual property rights, including patents, trademarks and copyrights. MAGFAST could be subject to substantial costs of defending such claims, and could be liable for damages if MAGFAST is found to have infringed on another party's intellectual property rights. Defending such claims could require significant time and resources, and could cause significant disruptions to MAGFAST's systems and operations.

31. Need to Attract and Retain Employees and Contractors: To achieve its objectives, MAGFAST must hire and retain qualified executives, engineers, technical staff and sales personnel. If MAGFAST is unable to attract and retain capable managers and personnel, this may adversely affect its results of operations. With much deeper pockets, our competitors might be able to outbid us for talented employees and even take the employees or contractors we have already.

32. Risks Associated with Leverage: MAGFAST might borrow money from banks or other lenders, sometimes referred to as "leverage." While using leverage can increase the total return on the borrower's equity, it also increases risk because the amount borrowed has to be repaid in accordance with a schedule. To repay its loans, MAGFAST might be forced to scale down its operations, sell assets, and modify its business strategy, for example. This could reduce the amount paid to investors.

33. Risk of Uninsured Losses: MAGFAST will decide what kind of insurance to purchase, and in what amounts. There is no guarantee that MAGFAST will carry adequate or sufficient insurance coverage for all of the risks it will face. Likewise, some risks cannot be insured at all, or cannot be insured on an affordable basis, and MAGFAST might not be able to purchase or afford all the insurance it needs. Therefore, MAGFAST could incur uninsured losses.

34. Reliance on One Person: MAGFAST relies significantly on the skills of Seymour Segnit, MAGFAST's founder. If Mr. Segnit resigned, died, or became ill, MAGFAST and its investors could suffer.

35. No Right to Participate in Management: Investors will not be entitled to participate in the management of MAGFAST.

36. Lack of Professional Management: Although Mr. Segnit has managed other companies and businesses, he does not hold a degree in business management and is not a professional manager. MAGFAST intends to hire professional managers in the future, but there is no assurance they will be able to do so.

37. Failure of Prior Business: Mr. Segnit was the founder and manager of thingCHARGER, Inc., which was engaged in the business of developing, manufacturing, and selling a charger for mobile devices from 2013 to 2016. Although that company enjoyed some success, it ultimately failed. There is no assurance that the experience of thingCHARGER, Inc. will not be repeated with MAGFAST.

38. Claims and/or Negative Publicity from Creditors of Prior Business: When thingCHARGER, Inc. failed, not everyone was paid. Because of the similarities of the business conducted by thingCHARGER, Inc. on one hand, and MAGFAST on the other hand, and certain other factors, creditors of thingCHARGER, Inc. - including customers who did not receive the products they ordered - might assert claims against MAGFAST. Even if the claims lack legal merit MAGFAST would be required to spend money to defend them, and if the claims ultimately were found to have merit they could represent a very substantial financial burden on MAGFAST. In either case, the existence of these claims could reduce the amount paid to investors. Creditors (including disgruntled former customers) could also seek to harm the reputation of MAGFAST.

39. Offering Documents: The securities are being issued under SEC Rule 4(a)(6). Although we have tried to provide a significant amount of information in this Offering Statement, SEC Rule 4(a)(6) does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). It is possible that if you had more information about us, you would make a different investment decision.

40. Lack of Ongoing Information: We will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company, and under some circumstances, we would be permitted (and could choose) to stop providing annual information.

41. Breaches of Security: It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

42. Limits on Liability of Company Management: Your rights to make claims against our management team will be very limited. In making your investment decision you should assume that you will never be able to sue MAGFAST's management, even if they make decisions you believe are stupid or incompetent unless they violate Federal or State securities laws.

43. Your Interests Aren't Represented by Our Lawyers: We have lawyers who represent us. Our lawyers have drafted all of the legal documents reflecting your investment in MAGFAST. None of these lawyers represents you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.

44. Other Conflicts of Interest: In some ways the interests of investors and the interests of MAGFAST's management team will coincide: everyone wants MAGFAST to be as successful as possible. However, your interests might be in conflict in other important areas. For example, you might want MAGFAST to generate revenue as quickly as possible, while the management team might believe deferring sales is in the best long-term interest of MAGFAST.

45. The Company's business is predicated on pre-orders. Customers who have been waiting for preordered products may not be happy with the delay and may request refunds.

46. The regulatory environment surrounding our offering is evolving and uncertain. The regulatory framework for online capital formation or crowdfunding is new. The regulations that govern crowdfunding have been in existence for a very few years. Further, there are constant discussions among legislators and regulators with respect to changing the regulatory environment. New laws and regulations could be adopted in the United States and abroad. Further, existing laws and regulations may be interpreted in ways that would impact our operations, our fund raising, our audited financial statements and the companies whose services we use. Any legal challenges or investigations by regulatory agencies of our service providers or our offering would be time consuming, expensive and divert management's attention from our core business, which could adversely affect our business, results of operations and financial condition.

47. Our auditor has been charged by the SEC for alleged violations of federal securities laws, which may impact our ability to file future financial statements: Our independent auditor, Olayinka Oyebola & Co. (Chartered Accountants), and its principal, Olayinka Oyebola, have been charged by the Securities and Exchange Commission with aiding and abetting violations of antifraud provisions under the federal securities laws. The SEC has sought civil penalties and permanent injunctive relief, including barring the firm and its principal from auditing U.S. public companies or assisting in the preparation of financial statements filed with the SEC. If these penalties are imposed, we will be unable to use financial statements audited or reviewed by Olayinka Oyebola & Co. in any filing made after the enforcement action. This could require us to engage a new auditor, leading to additional costs and potential delays in our financial reporting. Any disruption in our ability to file audited financial statements in a timely manner may affect our ability to raise capital, comply with SEC regulations, and maintain investor

confidence. Investors should be aware that any enforcement action against our auditor may negatively impact their investment, and there can be no assurance that we will be able to engage a replacement auditor on terms favorable to us or in a timely manner.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Units	5,000,000	2,650,695	No	
Preferred Units	5,000,000	0	No	

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

The price of the Securities was determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of the Company, investors do not have a definitive say in terms of business decisions.

Those investors who purchased securities through Netcapital have a minority ownership in the Company and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Notes Payable	125,484	0 %	N/A
WebBank	536,639	0 %	N/A

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
12/10/2021	Common Units	$3,208,838	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))	The funds raised in this offering were used primarily for operating expenses.
12/09/2022	Common Units	$2,131,620	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))	The funds raised in this offering were used primarily for operating expenses.
04/17/2023	Common Units	$440,457	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))	The funds raised in this offering were used primarily for operating expenses.

05/26/2023	Common Units	$427,436	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))	The funds raised in this offering were used primarily for operating expenses.
05/24/2024	Common Units	$1,241,513	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))	The funds raised in this offering were used primarily for operating expenses.

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

DOES NOT APPLY

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

MAGFAST LLC is a Delaware limited liability company formed on October 3, 2017.

Results of Operations:

Revenue for the year ended December 31, 2023 increased by $1,575,770 to $2,639,314, as compared to $1,063,544 reported for the year ended December 31, 2022.

Cost of goods sold for the year ended December 31, 2023 increased by $960,732 to $1,677,253, as compared to $716,521 reported for the year ended December 31, 2022.

Operating expenses for the year ended December 31, 2023 increased by $324,625 to $3,691,806, as compared to $3,367,181 reported for the year ended December 31, 2022.

Other expenses for the year ended December 31, 2023 increased by $619,139 to $904,908, as compared to $285,769 reported for the year ended December 31, 2022.

The Company recorded total cumulative customer advance payments for pre-paid sales amounting to $15,035,679 and $13,757,976, respectively, as of December 31, 2023, and 2022. These advanced payments are recorded as a liability on the Company's balance sheet and will not be recognized as revenue until the products have shipped and title to the products has passed to the customers. The Company is obligated to process a cash refund for these advanced payments if requested by the customer.

Liquidity & Capital Resources:

In May of 2024, the Company raised net proceeds of $1,241,513 in exchange for selling 83,116 Common Units.

On December 31, 2023, the Company had cash and cash equivalents of $1,271,585 and negative working capital of $13,438,502, as compared to cash and cash equivalents of $1,102,966 and negative working capital of $10,539,275 on December 31, 2022.

In 2023, the Company raised net proceeds of $867,893 in exchange for selling 59,271 Common Units as part of a crowdfunding campaign.

In 2022, the Company raised net proceeds of $2,131,620 in exchange for selling 147,853 Common Units at a per unit price of $15.16.

In December 2021, the Company raised net proceeds of $3,208,838 from approximately 3,000 individual investors as part of a crowdfunding campaign. 237,117 Common Units were sold at a per unit price of $14.23.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report.

Ongoing Reporting Requirements

MAGFAST has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

MAGFAST files a report electronically with the SEC annually and posts the report on its web site, MAGFAST.com.

MAGFAST, LLC
FINANCIAL STATEMENTS
(WITH INDEPENDENT AUDITOR'S REPORT) FOR
THE YEARS ENDED
DECEMBER 31, 2023 AND 2022

MAGFAST, LLC

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

INDEX TO AUDITED FINANCIAL STATEMENTS

CONTENTS

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders of
MAGFAST, LLC.

Opinion on the Financial Statements
We have audited the accompanying balance sheets of MAGFAST, LLC (the 'Company') as of December 31, 2023, and 2022, and the related statements of operations, changes in members equity / (deficit) and cash flows for each of the two years ended December 31, 2023, and 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and 2022, and the results of its operations and its cash flows for each of the two years ended December 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company suffered an accumulated deficit of $(19,771,346), net loss of $(3,634,653) and a negative working capital of $(13,438,502). These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with regards to these matters are also described in Note 2 to the financial statements. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. Communication of critical audit matters does not alter in any way our opinion on the financial statements taken as a whole and we are not, by communicating the critical audit matters, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

/s/ Olayinka Oyebola
OLAYINKA OYEBOLA & CO.
(Chartered Accountants)
Lagos, Nigeria
We have served as the Company's auditor since 2024.

September 23, 2024

MAGFAST, LLC
Balance Sheets

Assets:		December 31, 2023		December 31, 2022
Cash	$	1,271,585	$	1,102,966
Inventory		444,632		84,926
Prepaid expenses		147,207		1,772,977
Loans to member		25,000		25,000
Merchant processor held reserves		846,546		854,188
Total current assets		2,734,970		3,840,057
Website costs, net		662,202		567,446
Patenets and trademarks, net		201,781		164,070
Total assets	$	3,598,953	$	4,571,573
Liabilities and Members' Deficit				
Current liabilities:				
Accounts payable and accrued expenses	$	376,105	$	388,182
Sales tax payable		24,197		-
Warranty reserve		75,368		-
Merchant loan payable, net		536,639		107,690
Interest payable		61,900		61,900
Notes payable		63,584		63,584
Customer advance payments		15,035,679		13,757,976
Total current liabilities		16,173,472		14,379,332
Total Liabilities		16,173,472		14,379,332
Commitments and contingencies		-		-
Members' deficit:				
Paid in capital		7,196,827		6,328,934
Accumulated deficit		(19,771,346)		(16,136,693)
Total members' deficit		(12,574,519)		(9,807,759)
Total liabilities and members' deficit	$	3,598,953	$	4,571,573

The accompanying notes are an integral part of the financial statements.

MAGFAST, LLC
Statements of Operations

	Year Ended December 31, 2023	Year Ended December 31, 2022
Revenues	$ 2,639,314	$ 1,063,544
Costs of services	1,677,253	716,521
Gross profit	962,061	347,023
Costs and expenses:		
Advertising and promotion	1,247,958	1,094,764
Professional fees	764,027	1,028,047
Research and product development costs	657,069	770,915
Credit card processing fees	178,293	108,695
Customer services fees	221,788	202,944
Office expense	81,947	78,641
General and administrative costs	540,724	83,175
Total costs and expenses	3,691,806	3,367,181
Operating loss	(2,729,745)	(3,020,158)
Other income (expense):		
Interest expense	-	(4,300)
Interest income	43,773	6,755
Impairment expense	(551,632)	-
Othe income	-	33,323
Amortization of intangible assets	(397,049)	(321,547)
Total other income (expense)	(904,908)	(285,769)
Net loss	$ (3,634,653)	$ (3,305,927)

The accompanying notes are an integral part of the financial statements.

MAGFAST, LLC
Statements of Members' Equity

		Paid in Capital	Accumulated Deficit		Total Equity
Balance, December 31, 2021	$	4,197,314	$(12,830,766)	$	(8,633,452)
Capital contributions		2,131,620	-		2,131,620
Net loss, year ended December 31, 2022		-	(3,305,927)		(3,305,927)
Balance, December 31, 2022		6,328,934	(16,136,693)		(9,807,759)
Capital contributions		867,893	-		867,893
Net loss, year ended December 31, 2023		-	(3,634,653)		(3,634,653)
Balance, December 31, 2023	$	7,196,827	$(19,771,346)	$	(12,574,519)

The accompanying notes are an integral part of the financial statements.

MAGFAST, LLC
Statements of Cash Flow

	Year Ended December 31, 2023		Year Ended December 31, 2022	
OPERATING ACTIVITIES				
Net loss	$	(3,634,653)	$	(3,305,927)
Adjustment to reconcile net loss to net cash used in operating activities:				
Amortization of intangible assets		397,049		321,547
Impairment of assets		551,632		-
Reserve for product warranties		75,368		-
Amortization of debt issuance costs included in interest expense		-		4,300
Changes in non-cash working capital balances:				
Merchant processor held reserves		7,642		(36,437)
Inventory		(359,706)		(84,926)
Prepaid expenses		1,074,138		(855,844)
Accounts payable and accrued expenses		(12,077)		(10,145)
Sales tax payable		24,197		-
Customer advance payments		1,277,703		670,880
Net cash used in operating activities		(598,707)		(3,296,552)
INVESTING ACTIVITIES				
Patents and trademark		(49,161)		(56,639)
Website development costs		(480,355)		(389,622)
Loans to member		-		(25,000)
Net cash used in investing activities		(529,516)		(496,261)
FINANCING ACTIVITIES				
Repayment of merchant loan		-		(4,110)
Proceeds provided by merchant loan		428,949		107,500
Capital contributions		867,893		2,131,620
Net cash provided by financing activities		1,296,842		2,233,410
Net increase (decrease) in cash		168,619		(1,559,403)
Cash and cash equivalents, beginning of the period		1,102,966		2,662,369
Cash and cash equivalents, end of the period	$	1,271,585	$	1,102,966
Supplemental disclosure of cash flow information:				
Cash paid for taxes	$	-	$	-
Cash paid for interest	$	-	$	4,300

The accompanying notes are an integral part of the financial statements.

DECEMBER 31, 2023 AND 2022

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization

MAGFAST, LLC (the "Company") is a Delaware limited liability company formed on October 3, 2017. The Company's headquarters are in Cornwall-on-Hudson, New York. The Company was created with the transfer of the assets and liabilities of a company (MAGFAST LLC (NY), subsequently Mischievous LLC) owned by the two founding members of the Company, and the continuation of that company's operational business (the MAGFAST Business) as part of a Contribution and Assumption Agreement dated October 15, 2017.

In accordance with the Company's operating agreement, until the first taxable year that the Company realizes net taxable income, all net losses of the Company shall be allocated to Mischievous LLC. Beginning in the first taxable year that the Company realizes net taxable income, all such net taxable income shall be allocated to Mischievous LLC until the aggregate net taxable income allocated to Mischievous LLC equals the aggregate losses allocated to Mischievous LLC under the preceding sentence.

The Company's principal operations is the design, manufacturing, and sale of a line of magnetized battery powered chargers for mobile devices along with other electronic products (the "Products"). Activity to date has been limited to the development and marketing of the Products, the generation of pre-sales of the Products, and some initial sales of the Products. The Company also has raised capital and is in the process of raising additional capital to support the completion of its development activities and the sale of the Products.

The Company's activities are subject to significant risks and uncertainties, including failing to secure additional funding to operationalize the Company's current technology before another company develops similar technology.

Going Concern

The financial statements of the Company have been prepared assuming that the Company will continue as a going concern, which contemplates, among other things, the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable period of time. The Company had recorded total cumulative customer advance payments for prepaid sales amounts received from customers for the Products of $15,035,679 and $13,757,976, respectively, as of December 31, 2023 and 2022, which are recorded as a liability on the Company's Balance Sheets and will not be recognized as revenue until the Products have shipped and title to the Products has passed. Despite the Company generating revenue of $2,639,314 in 2023 and $1,063,544 in 2022, the Company incurred a net loss of $3,634,653 and $3,305,927 in the years ended December 31, 2023 and 2022, respectively. The Company had incurred a total accumulated members' deficit of $12,574,519 as of December 31, 2023 and requires additional capital for its contemplated business activities to take place. The Company plans to raise additional capital to carry out its business plan.

The Company's ability to raise additional capital through future equity and debt securities issuances is unknown. Obtaining additional financing, the successful development of the Company's contemplated plan of operations, and its transition, ultimately, to profitable operations are necessary for the Company to continue business. The ability to successfully resolve these factors raises substantial doubt about the Company's ability to continue as a going concern. The financial statements of the Company do not include any adjustments that may result from the outcome of the uncertainties.

The Company may not be able to raise sufficient additional debt, equity, or other cash on acceptable terms, if at all. Failure to generate sufficient revenues, raise sufficient funds, or achieve certain other business plan objectives could have a material adverse effect on the Company's results of operations, cash flows and financial position, including its ability to continue as a going concern, and may require it to significantly reduce, reorganize, discontinue, or shut down its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Accordingly, the Company's management has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements. There can be no assurance that the Company will be able to achieve its business plan objectives or be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to continue to operate its business network, respond to competitive pressures or fund its operations.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in its existence.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP")

DECEMBER 31, 2023 AND 2022

Use of Estimates and Assumptions

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to the warranty reserve and the useful life of the Company's intangible assets. On a continual basis, management reviews its estimates, utilizing currently available information, changes in facts and circumstances, historical experience, and reasonable assumptions. After such reviews, and if deemed appropriate, those estimates are adjusted accordingly. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of nine months or less when acquired to be cash equivalents. The Company places its cash with a high credit quality financial institution. The Company's accounts at this institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with bank balances exceeding the FDIC insurance limit on interest bearing accounts, the Company evaluates at least annually the rating of the financial institution in which it holds deposits. The Company held no cash equivalents on December 31, 2023 and 2022.

Inventories

Inventories, consisting of finished goods are priced at the lower of cost or market using the average cost method. Market represents the lower of replacement cost or estimated net realizable value.

Fair Value of Financial Instruments

The Company follows Accounting Standards Codification ("ASC") 820, "Fair Value Measurements and Disclosures" ("ASC 820"), for assets and liabilities measured at fair value on a recurring basis. ASC 820 establishes a common definition for fair value to be applied to existing generally accepted accounting principles that requires the use of fair value measurements, establishes a framework for measuring fair value and expands disclosure about such fair value measurements.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally,

ASC 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

These inputs are prioritized below:

Level 1: Observable inputs such as quoted market prices in active markets for identical assets or liabilities

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data

Level 3: Unobservable inputs for which there is little or no market data, which require the use of the reporting entity's own assumptions.

The Company analyzes all financial instruments with features of both liabilities and equity under the Financial Accounting Standard Board's ("FASB") accounting standard for such instruments. Under this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The carrying amounts reported in the balance sheets for cash, prepaid expenses, merchant processor held reserves, website costs, patents and trademark, accounts payable and accrued expenses, and customer advance payments approximate their estimated fair market values based on the short-term maturity of these instruments. The carrying amounts of the notes payable and customer advance payments as of December 31, 2023 and 2022 approximate their respective fair values based on the Company's incremental borrowing rate.

Patents and Trademark

The patents and the trademark are stated at cost and amortized over useful lives for 15 years. The Company evaluates the remaining useful lives of the patents and the trademark on each reporting period for impairment to determine whether events and circumstances continue to support the useful lives. There was no impairment of patents and trademarks for the years ended December 31, 2023 and 2022.

Website Costs

The website costs are capitalized and amortized over a period of 36 months. For the years ended December 31, 2023 and 2022, amortization expense was $397,049 and $321,547, respectively.

Impairment of Long-Lived Assets

Long-lived assets include website costs and the patents and trademarks. In the event that facts and circumstances indicate that these assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with these assets would be compared to the assets' carrying amount to determine if a write-down to market value or discounted cash flow value is required. Impairment expense amounted to $551,632 and $0 for the years ended December 31, 2023 and 2022.

Income Taxes

The Company is taxed as a partnership for federal income tax purposes. Consequently, no federal and state income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to its members and reported on their individual tax returns. Pursuant to accounting guidance concerning a provision for uncertain income tax provisions in ASC 740-10, there are no uncertain income tax provisions. The federal and state income tax returns are subject to examination by the IRS and state taxing authorities, generally for three years after they are filed.

Revenue Recognition and Customer Advance Payments

The Company follows Financial Accounting Standards Board ("FASB") Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606).

Topic 606 provides a five-step model for recognizing revenue from contracts:

- Identify the contract with the customer
- Identify the performance obligations within the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations
- Recognize revenue when (or as) the performance obligations are satisfied

The Company sells mobile devices and other electronic products to individual customers (online). There is only one single performance obligation to deliver the Products. Revenue is recognized at a point in time once the Company has determined that the customer has obtained control over the Products. Control is typically deemed to have been transferred to the customer when the Products are shipped through common carrier.

Revenue is recorded at the transaction price net of estimates of variable consideration, which may include product returns or other credits.

Revenue is recognized net of any sales taxes collected, which are subsequently remitted to the appropriate taxing authorities. The Company treats its transportation costs (shipping and handling) as fulfillment costs and not as a separate performance obligation. The Company generally provides free shipping within the United States but does charge shipping on international orders.

Customer advance payments represent prepaid sales amounts received from customers for the Products. They are recorded as a liability and will not be recognized as revenue until the Products have shipped and title to the Products has passed. Customer advance payments

Research and Product Development Costs

Research and product development costs are expensed as incurred. These costs include professional fees and other costs related to development of the Products. The Company incurred $657,069 and $770,915, respectively, in research and product development costs for the years ended December 31, 2023 and 2022.

Related Party Transactions

Parties are considered to be related to the Company if the parties directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal members of the Company, its management, members of the immediate families of principal members of the Company and its management and other parties with which the Company may deal where one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all related party transactions.

DECEMBER 31, 2023 AND 2022

All transactions shall be recorded at fair value of the goods or services exchanged or loans incurred with the related parties.

Property purchased from a related party is recorded at the cost to the related party and any payment to or on behalf of the related party in excess of the cost is reflected as compensation or distribution to related parties depending on the transaction.

NOTE 3 – LOANS TO MEMBER

Loans to member represents cash advances to a member of the Company. The loans were of 0% interest rate and were due on demand. The balance in the accounts were $25,000 as of December 31, 2023 and 2022.

NOTE 4 – MERCHANT PROCESSOR HELD RESERVES

Cash from merchant processor held reserves represents funds held in several merchant accounts as a reserve against possible future customer disputes or charge backs. The balance in the accounts were $846,546 and $854,188 as of December 31, 2023 and 2022, respectively.

NOTE 5 – PATENTS AND TRADEMARK COSTS

The Company's products are high-tech and sold internationally. To secure intellectual property rights, the Company incurred legal and registration expense, and filing fees to establish the trade brand. For the years ended December 31, 2023 and 2022, the company capitalized $49,161 and $56,639, respectively, as patents and trademark costs.

The amortization expense of patents and trademarks for the years ended December 31, 2023 and 2022 was $11,450 and $7,674, respectively.

NOTE 6 – PAYMENTS TO RELATED PARTIES

The Company paid $206,952 and $229,110, respectively, to the managing members of MAGFAST LLC (NY), for the years ended December 31, 2023 and 2022. These amounts are included as part of "professional fees" in the Statements of Operations.

NOTE 7 – NOTES PAYABLE

Notes payable represents a total of $63,584 of individual notes. The note holders will be entitled to 5% of the revenue, including pre-sales, of the Company for four years or until each note holder has received a multiple of the amount lent as shown in the table below as full payment for the total amount due to the note holders:

Total Loan	Loan Multiple
$500 - $2,499	1.6×
$2,500 - $4,999	2.0×
$5,000 - $25,000	2.1×

On October 17, 2022, an investor withdrew their individual note for $1,000, plus accrued interest of $600 for a total of $1,600 and was also refunded with the full amount of their customer advance payment. The total amount payable to the note holders was $125,484 as of December 31, 2023 and 2022, representing principal of $63,584 and interest payable of $61,900.

NOTE 8 – MERCHANT LOAN PAYABLE

In December, 2022, the Company received the proceeds of a $124,700 loan, less $17,200 in financing costs, from WebBank. The loan was part of the Shopify merchant loan system, which charges a processing fee at 13.79% of the loan amount and requires daily payments of 17% of the gross sales. The loan was refinanced and paid off on March 31, 2023 with a new loan of $355,950, less $40,950 in financing costs. An additional loan was entered into to refinance the outstanding balance. On November 28, 2023, the Company received proceeds of $531,000 less $61,000 in financing costs from Shopify merchant loan system. The loan requires daily payments of 17% of the gross sales. As of December 31, 2023, the loan balance was $536,639, compared to a balance of $107,690 as of December 31, 2022. The loan is secured by the Company's cash, receivables, inventory and intangible assets.

NOTE 9 – EQUITY TRANSACTIONS

In 2022, the Company raised $2,241,451, less fees of $109,831, for net proceeds of $2,124,167 from approximately 3,600 individual investors as part of a crowdfunding campaign. 147,853 units were sold at a per unit price of $15.16.

DECEMBER 31, 2023 AND 2022

In 2023, the Company raised $922,285 less fees of $54,392, for net proceeds of $867,893 from approximately 1,500 individual investors as part of a crowdfunding campaign. 59,270 units were sold at a per unit price of $15.57.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Manufacturing Agreement With Related Party

On July 15, 2017, MAGFAST LLC (NY) entered into an exclusive agreement with a third party to design and manufacture MAGFAST products. MAGFAST LLC (NY) has assigned this agreement to the Company as part of its acquisition of the assets and liabilities by the Company.

In accordance with the agreement, the Company agrees to purchase from the third party, and the third party agrees to sell to the Company at a price of 10% over the third party's gross FOB cost per unit.

All purchase orders submitted to the third party shall be in writing and shall describe and specify the quantity of products ordered. The Company agrees, as terms of sale, to provide a 30% nonrefundable deposit for inventory upon placement of any purchase order, and the balance due prior to the specified shipping date of finished goods in the purchase order. The agreement is for five years with automatic one-year renewals unless terminated per the terms of the contract.

License Agreement with Related Party

On October 20, 2017, and as later amended on November 13, 2017, the Company entered into an exclusive license agreement with MAGFAST LLC (NY) for the use of trademarks, customer lists, website, and patents related to the MAGFAST Business. In consideration of this license, the Company was to pay MAGFAST LLC (NY) a license fee equal to seven and-one-half percent (7.5%) of the net sales price of MAGFAST products that use licensed material. The initial term of the license was for five years, with automatic annual renewals so long as the license fee provided was not less than $100,000 per quarter, and the Company had materially complied with all the material terms of this Agreement.

On March 18, 2020, MAGFAST LLC (NY) changed its name to Mischievous LLC (Mischievous). On August 30, 2020, the Company and Mischievous revised the above then existing licensing agreement. Under the terms of this revised licensing agreement the Company has the exclusive right, license and privilege to the Products in connection with their sale, offer for sale, or manufacture. The license under the agreement is royalty free and its term shall be perpetual, both subject to the Company's compliance with all of the material terms of the agreement. Mischievous may terminate the agreement in the event that the Company fails to register sales of at least $750,000 in any calendar year after 2021, and in the event the Company violates any covenants in the agreement.

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 20, 2024, the date the financial statements were available to be issued.

In April 2024, the Company raised $1,310,739 less fees of $69,226 for net proceeds of $1,241,513 from approximately 1,300 investors as part of a crowdfunding campaign. 83,116 units were sold at a per unit price of $15.77.